

Mail Stop 7010

February 9, 2009

By U.S. Mail and Facsimile

Mr. Philip O. Strawbridge
Chief Financial Officer
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, UT 84101

> **Re:** **EnergySolutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2008**
> **File No. 001-33830**

Dear Mr. Strawbridge:

We have reviewed your response letter dated January 15, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 1

Compensation Discussion and Analysis, page 1

1.   We note your response to comment 10 in our letter dated December 19, 2008. However, your disclosure indicates that the Membership Units and/or Profit Interests in ENV, entitling the holders to a percentage of future profits and appreciation of ENV (whose sole asset is shares of the company's common stock and cash for expenses and distributions), are a component of your compensation program for executives. Therefore, we believe that you should elaborate on how profits and appreciation of ENV are used to compensate the named executive officers. Please confirm to us that, if ENV Holdings LLC continues to hold your common stock when you file your next proxy statement (or Form 10-K/A), you will address, for example, whether ENV relies upon cash distributions from you in order to fund distributions to its Membership Unit and Profit Interest holders, and how the company determines what amounts of compensation to award to the executives through these Units.

*   *   *

   Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

  You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

            Sincerely,

            John Cash
            Accounting Branch Chief